FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2018

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Management Control Group

Date: June 27, 2018

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice Relating to Effectiveness of Delisting from the New York Stock Exchange

June 27, 2018

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Hideo Tanimoto, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange)

Person for Inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Management Control Group (Tel: +81-75-604-3500)

Notice Relating to Effectiveness of Delisting from the New York Stock Exchange

Kyocera Corporation (the “Company”) adopted a resolution at a meeting of its Board of Directors held on February 26, 2018 regarding the Company making an application for voluntary delisting of the Company’s American Depositary Shares (“ADSs”) from the New York Stock Exchange (the “NYSE”) and filing for the termination of registration of the Company’s ADSs under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and made an announcement of this resolution.

Based on this resolution, the Company notified the NYSE of its intention to delist its ADRs on June 5, 2018 (Eastern Time in the U.S.) and announced its delisting schedule. The Company also filed Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) for delisting from the NYSE and deregistration with the SEC on June 15, 2018.

This is to advise you that the Company’s delisting from the NYSE became effective on June 26, 2018 and the Company filed Form 15F with the SEC on June 26, 2018 to terminate its reporting obligations under the Exchange Act.

1. Effective Date of Delisting

June 26, 2018 (Eastern Time in the U.S.)

2. Stock Exchanges on which the Company Will Maintain its Listings

The Company will maintain its listings on the Tokyo Stock Exchange.

3. Deregistration from the SEC

The Deregistration will be effective on September 13, 2018, 90 days after the filing of Form 25 with the SEC. The Company’s reporting obligations under the Exchange Act were suspended by the filing of Form 15F with the SEC and will be terminated on September 24, 2018, 90 days after its filing.

These schedule may be delayed if the SEC objects or requests an extended review or for other reasons.

Although the Company’s reporting obligations under the Exchange Act were suspended as of June 26, 2018, the Company will voluntarily continue to make the SEC reporting until September 24, 2018, the day of the termination of the Company’s reporting obligations.

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4. Future Actions

Although the Company’s reporting obligations under the Exchange Act (including the obligation to file annual reports on Form 20-F) will be terminated as of September 24, 2018, the Company will continue to disclose financial statements and other information, in English, on its website to ensure that its shareholders and investors will continue to have appropriate information about the Company.

In addition, after the delisting of its ADSs from the NYSE, the Company maintains its American Depositary Receipt Program in the U.S. and therefore anticipates that its ADSs will continue to be traded in the U.S. on the over-the-counter market.

5. Contact Information for Inquiries regarding the Company’s ADSs

Citibank, N.A. Shareholder Services

Tel:  U.S.A +1-877-248-4237 (toll free)

International +1-781-575-4555

Website: www.citi.com/dr

E-mail: citibank@shareholders-online.com

Shareholder Service Representatives are available Monday through Friday, from 9:00 a.m. to 5:00 p.m.

Eastern Time in the U.S.

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